UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 16, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Exide Technologies

File No. 001-11263 - CF# 23928

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Exide Technologies submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 6, 2009.

Based on representations by Exide Technologies that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through June 14, 2010
Exhibit 10.2	through June 14, 2010
Exhibit 10.3	through June 14, 2010
Exhibit 10.4	through June 14, 2010
Exhibit 10.5	through June 14, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pam Howell
Special Counsel